FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Wang Stanley L.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK	6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

     ☐ Director                    ☐ 10% Owner
     ☒ Officer                     ☐ Other (specify below)
        (give title below)

                    Executive Vice President –
							Law and Administration and Secretary
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		D		21,571	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		108,567.903	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		29.218	D	(1)	0	I	By 401(k) Plan

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		D			22,158	Immediately	1/06/2003	Class A Special Common Stock	22,158	(1)	0	D
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		D			7,842	Immediately	7/06/2003	Class A Special Common Stock	7,842	(1)	0	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		D			14,986	Immediately	1/10/2004	Class A Special Common Stock	14,986	(1)	0	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		D			15,470	(2)	1/10/2004	Class A Special Common Stock	15,470	(1)	0	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		D			43,678	Immediately	7/10/2004	Class A Special Common Stock	43,678	(1)	0	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		D			15,866	(3)	7/10/2004	Class A Special Common Stock	15,866	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			12,956	(4)	7/10/2004	Class A Special Common Stock	12,956	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			35,666	Immediately	7/10/2004	Class A Special Common Stock	35,666	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			6,404	Immediately	7/06/2003	Class A Special Common Stock	6,404	(1)	0	D
Option to Purchase Class A Special Common Stock	$7.5000	11/18/02		D			13,332	1/13/2004	1/13/2005	Class A Special Common Stock	13,332	(1)	0	D
Option to Purchase Class A Special Common Stock	$7.5000	11/18/02		D			186,668	(5)	7/13/2005	Class A Special Common Stock	186,668	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		D			52,500	Immediately	2/05/2007	Class A Special Common Stock	52,500	(1)	0	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		D			52,500	(6)	1/09/2008	Class A Special Common Stock	52,500	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			125,000	(7)	6/16/2008	Class A Special Common Stock	125,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			17,712	(8)	6/16/2008	Class A Special Common Stock	17,712	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			107,288	(9)	6/16/2008	Class A Special Common Stock	107,288	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			28,750	(10)	5/03/2009	Class A Special Common Stock	28,750	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			3,044	(11)	5/03/2009	Class A Special Common Stock	3,044	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			18,206	(12)	5/03/2009	Class A Special Common Stock	18,206	(1)	0	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		D			2,662	6/02/2009	6/02/2010	Class A Special Common Stock	2,662	(1)	0	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		D			197,338	(13)	6/02/2010	Class A Special Common Stock	197,338	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			5,408	(14)	7/30/2011	Class A Special Common Stock	5,408	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			94,592	(15)	7/30/2011	Class A Special Common Stock	94,592	(1)	0	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		D			100,000	(16)	1/24/2012	Class A Special Common Stock	100,000	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. As a result of the Merger, the Reporting Person will receive securities of Parent in exchange for his Issuer securities. The Reporting Person will not be a Reporting Person with respect to Parent.
(2)	6,022 shares are immediately exercisable; 9,000 shares are exercisable on 1/10/2003; and 448 shares are exercisable on 7/10/2003.
(3)	7,314 shares are immediately exercisable and 8,552 shares are exercisable on 7/10/2003.
(4)	5,972 shares are immediately exercisable and 6,984 shares are exercisable on 7/10/2003.
(5)	140,000 shares are immediately exercisable; 20,000 shares are exercisable on 1/13/2003; 6,668 shares are exercisable on 1/13/2004; and 20,000 shares are exercisable on 7/13/2004.
(6)	42,000 shares are immediately exercisable and 10,500 shares are exercisable on 1/9/2003.
(7)	100,000 shares are immediately exercisable and 25,000 shares are exercisable on 6/16/2003.
(8)	5,904 shares are exercisable on each of 6/16/2005, 6/16/2006 and 6/16/2007.
(9)	50,000 shares are immediately exercisable; 12,500 shares are exercisable on each of 6/16/2003 and 6/16/2004; 19,788 shares are exercisable on 6/16/2007; and 12,500 shares are exercisable on 12/16/2007.
(10)	17,250 shares are immediately exercisable; 5,750 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(11)	2,125 shares are exercisable on 5/03/2008 and 919 shares are exercisable on 11/03/2008.
(12)	6,375 shares are immediately exercisable; 2,125 shares are exercisable on each of 5/03/2003, 5/03/2004, 5/03/2005, 5/03/2006 and 5/03/2007; and 1,206 shares are exercisable on 11/03/2008.
(13)	40,000 shares are immediately exercisable; 20,000 shares are exercisable on each of 6/02/2003, 6/02/2004, 6/02/2005, 6/02/2006, 6/02/2007 and 6/02/2008; 17,338 shares are exercisable on 6/02/2009; and 20,000 shares are exercisable on 12/02/2009.
(14)	2,704 shares are exercisable on each of 7/30/2010 and 1/30/2011.
(15)	31,000 shares are exercisable on 7/30/2003; 15,500 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 4,500 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 1,796 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(16)	32,500 shares are exercisable on 1/24/2004; 16,250 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 3,750 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.

/s/ Stanley L. Wang	November 18, 2002

** Signature of Reporting Person	Date
Stanley L. Wang

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.